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                                                               OMB APPROVAL
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                              UNITED STATES         OMB Number:        3235-0145
                 SECURITIES AND EXCHANGE COMMISSION Expires:   December 31, 2005
                       Washington, D.C. 20549       Estimated average burden
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                           Daystar Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    23962Q100
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                                 (CUSIP Number)


                                 August 9, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)

        /X/ Rule 13d-1(c)

        / / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No.        23962Q100

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         1. Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                   Elazar Advisors, LLC

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         2. Check the Appropriate Box if a Member of a Group

                (a)  [   ]

                (b)  [   ]

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         3. SEC Use Only

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         4. Citizenship or Place of Organization

            Delaware

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Number of       5.   Sole Voting Power                                   573,843
Shares          ----------------------------------------------------------------
Beneficially    6.   Shared Voting Power                                       0
Owned by Each   ----------------------------------------------------------------
Reporting       7.   Sole Dispositive Power                              573,843
Person With:    ----------------------------------------------------------------
                8.   Shared Dispositive Power                                  0
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         9. Aggregate Amount Beneficially Owned by Each Reporting Person

            573,843

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        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

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        11. Percent of Class Represented by Amount in Row (9)

            8.9%

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        12. Type of Reporting Person

            IA
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                               Page 2 of 5 pages

Item 1.
        (a)  Name of Issuer

             Daystar Technologies, Inc.

        (b)  Address of Issuer's Principal Executive Offices

             900 Golden Gate Terrace, Suite A

             Grass Valley, CA  95945

Item 2.
        (a)  Name of Person Filing

             Charles H. Siegel

        (b)  Address of Principal Business Office

             1270 Avenue of the Americas, Suite 210

             New York, NY  10020

        (c)  Citizenship

             USA

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number

             23962Q100

Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

                 Not Applicable

Item 4.   Ownership.

          (a) Amount beneficially owned:
                      573,843

          (b)  Percent of class:
                      8.9%

          (c) Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote
                          573,843

                 (ii) Shared power to vote or to direct the vote

                          0

                 (iii) Sole power to dispose or to direct the disposition of
                          573,843

                 (iv) Shared power to dispose or to direct the disposition of

                               Page 3 of 5 pages

Elazar Advisors, LLC, a Delaware Limited Liability Company, ("Elazar") provides discretionary investment management services to three privately owned entities exempt from registration under the Investment Company Act of 1940 and two managed accounts. Elazar is currently exempt from registration under the Investment Advisers Act of 1940 (the "Advisers Act"), but is in the process of registering under the Advisers Act. Each of the entities and the accounts managed by Elazar has different beneficial owners and holds less than five percent of the common stock of the Issuer, but the aggregate holdings of the entities and the accounts exceed five percent of the common stock of the Issuer. Therefore, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Elazar may be deemed to be the beneficial owner of the common stock of the Issuer held by the separate entities and accounts. Elazar disclaims beneficial ownership of the common stock covered by this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of another Person.

The entities and accounts referenced in the footnote to Item 4, none of which hold more than five percent of the common stock of the Issuer, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13G.

Item 7. Identification and classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

By signing below I certify that, to my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 29, 2005


                                    /S/ CHARLES H. SIEGEL
                                    -----------------------------
                                    Name:   Charles H. Siegel
                                    Title:  Managing Member